SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

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(1) Press Release, “Dr. Reddy’s Q1 FY14 Financial Results”, July 30, 2013.	3

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q1 FY14 Financial Results

Q1 FY14 Revenues at 28.4 billion (YoY growth of 12%)

Q1 FY14 EBITDA at 5.7 billion (20% of the revenues, with YoY growth of 13%)

Q1 FY14 Adjusted PAT* at 3.2 billion (11% of the revenues, with YoY growth of 12%)

Hyderabad, India, July 30, 2013: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended June 30, 2013 under International Financial Reporting Standards (IFRS).

KEY HIGHLIGHTS (Q1 FY14)

•	Consolidated revenues for Q1 FY14 at 28.4 billion, recorded YoY growth of 12%.

•	Revenues from the Global Generics segment for Q1 FY14 at 21.9 billion, YoY growth of 15%.

•	Revenues from the PSAI segment for Q1 FY14 at 5.9 billion, YoY growth of 6%.

•	R&D expenses for Q1 FY14 increased by 55% to reach 2.4 billion, 8.5% of revenues as compared to 6.2% of revenues in Q1 FY13.

•	Selling, general & administrative (SG&A) expenses for Q1 FY14 increased by only 6% and stood at 8.8 billion, 30.9% to revenues as compared to 32.6% to revenues in Q1 FY13.

•	EBITDA for Q1 FY14 at 5.7 billion, 20% of revenues and has recorded a YoY growth of 13%.

•	PAT for Q1 FY14 at 3.6 billion, 13% of revenues and has recorded a YoY growth of 7%.

•	Adjusted PAT* for Q1 FY14 at 3.2 billion, 11% of revenues with a YoY growth of 12%

•	During the quarter, the company launched 18 new generic products, filed 12 new product registrations and filed 5 DMFs globally.

*	Q1 FY14 normalized to the FY14 annual effective tax rate and Q1 FY13 normalized to the FY13 annual effective tax rate

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 59.52

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

	Q1 FY14			Q1 FY13			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenues	478	28,449	100.0	427	25,406	100.0	12
Cost of revenues	226	13,430	47.2	199	11,865	46.7	13

Gross profit	252	15,019	52.8	228	13,541	53.3	11

Operating Expenses
Selling, general & administrative expenses	148	8,794	30.9	139	8,278	32.6	6
Research and development expenses	41	2,430	8.5	26	1,564	6.2	55
Other operating income	(6)	(376)	(1.3)	(4)	(218)	(0.9)	73

Results from operating activities	70	4,171	14.7	66	3,917	15.4	6

Net finance expense	1	70	0.2	4	212	0.8	(67)
Share of profit of equity accounted investees	(1)	(36)	(0.1)	(0)	(19)	(0.1)	87

Profit before income tax (PBT)	70	4,137	14.5	63	3,725	14.7	11

Income tax expense	9	528	1.9	6	365	1.4	45

Profit for the period (PAT)	61	3,609	12.7	56	3,360	13.2	7

Diluted EPS	0.4	21.17		0.3	19.74		7

EBITDA Computation	Q1 FY14		Q1 FY13
	($)	(Rs.)	($)	(Rs.)
PBT	70	4,137	63	3,725
Interest	(1)	(61)	0	3
Depreciation	19	1,117	15	896
Amortization	8	496	7	400

EBITDA	96	5,689	84	5,024

Adjusted PAT Computation	Q1 FY14		Q1 FY13
	($)	(Rs.)	($)	(Rs.)
PAT	61	3,609	56	3,360
Adjustments:
Tax adjustment*	(6)	(382)	(8)	(477)

Adjusted PAT	54	3,227	48	2,883

*	Q1 FY14 normalized to the FY14 annual effective tax rate and Q1 FY13 normalized to the FY13 annual effective tax rate

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment at 21.9 billion recorded a YoY growth of 15%. Growth was primarily driven by North America and Emerging market territories.

•	Revenues from North America at 10.9 billion, recorded a YoY growth of 37%. Growth was primarily driven by:

•

Key difficult to synthesize products with limited competition launched during rest of the quarters of the previous year i.e. montelukast granules, finasteride 1mg, isotretinoin, zoledronic acid (4mg/5mL), metoprolol succinate extended release, etc.

•	Two new products which have been launched during the quarter – zoledronic acid (5mg/100mL) injection and lamotrigine XL.

•	Significant traction in market share of products such as tacrolimus, fondaparinux, etc on a YoY basis.

During the quarter, 2 ANDAs were filed. Cumulatively, 64 ANDAs are pending for approval with the USFDA of which 38 are Para IVs and we believe 8 to have ‘First To File’ status.

•	Revenues from Emerging Markets (which include Russia, CIS countries and RoW territories) for Q1 FY14 at 6.0 billion, YoY growth of 9%.

•	Revenues from Russia at 3.7 billion, YoY growth of 4%. Growth was muted primarily on account of high base effect of the previous year and changes in the market stocking pattern.

•	Revenues from CIS markets at 0.8 billion, YoY growth of 28%. Growth was largely driven by volume uptake of existing products and introduction of new products in Ukraine.

•	Revenues from RoW territories stood at 1.5 billion, YoY growth of 12% despite the devaluation impact in Venezuela.

•	Revenues from India for Q1 FY14 at 3.5 billion remained flat YoY.

•	Implementation of the new Pricing Policy 2012, which led to destocking in the trade, coupled with the Maharashtra trade strike had an adverse effect on the revenues for the quarter.

•	Revenues from Europe for Q1 FY14 at 1.6 billion declined YoY by 28%.

•	Revenues from Germany for Q1 FY14 at 1.1 billion declined YoY by 26%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for Q1 FY14 at 5.9 billion, YoY growth of 6%. Muted growth on the back of lower number of ‘launch molecules’ to our customers during the quarter.

•	During the quarter, 5 DMFs were filed globally, including 3 in the US. The cumulative number of DMF filings as of June 30, 2013 is 581.

INCOME STATEMENT HIGHLIGHTS:

•

Gross profit margin for Q1 FY14 stood at 52.8%, marginal drop of 50 basis points compared to Q1 FY13. Corresponding values for Global Generics and PSAI segments for the quarter are at 61.6% and 19% respectively. GG gross margin improved primarily on account of higher contribution from new product launches in North America Generics, where as PSAI gross margin declined, primarily on the back of lower number of launch molecules to our customers and relatively higher overheads during the quarter.

•

Selling, general and administration (SG&A) expenses including amortization at 8.8 billion increased YoY by only 6%. SG&A expenses for Q1 FY14 stood at 30.9% to sales as compared to 32.6% to sales in Q1 FY13.

•

Research & development expenses stood at 2.4 billion, YoY growth of 55%; 8.5% of revenues in Q1 FY14 as compared to 6.2% of revenues in Q1 FY13. The increase is in line with the increased focus on complex formulations, differentiated portfolio and biosimilars.

•	Net Finance expense is at 70 million in Q1 FY14 compared to 212 million in Q1 FY13. The change is on account of :

•	Net forex loss of 131 million in Q1 FY14 as compared to 209 million in Q1 FY13.

•	Net interest income of 61 million in Q1 FY14 compared to net interest expense of 3 million in Q1 FY13.

•	EBITDA for Q1 FY14 at 5.7 billion, 20% of revenues with a YoY growth of 13%.

•	Profit after Tax in Q1 FY14 at 3.6 billion, 13% of revenues with a YoY growth of 7%.

•	*Adjusted Profit after tax in Q1 FY14 at 3.2 billion, YoY growth of 12%.

•	Diluted earnings per share in Q1 FY 14 are 21.17

•	Capital expenditure for Q1 FY14 is 2.0 billion.

*	Q1 FY14 normalized to the FY14 annual effective tax rate and Q1 FY13 normalized to the FY13 annual effective tax rate

All US dollar figures based on convenience translation rate of 1USD = 59.52

Appendix 1: Key Balance Sheet Items	(in millions)
Particulars	As on 30th June 2013		As on 31st March 2013
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	502	29,907	371	22,099
Trade receivables	490	29,168	537	31,972
Inventories	379	22,536	363	21,600
Property, plant and equipment	662	39,393	635	37,814
Goodwill and other Intangible assets	248	14,787	236	14,021
Loans and borrowings (current & non-current)	738	43,937	616	36,678
Trade payables	169	10,076	199	11,862

Total Equity	1,261	75,051	1,223	72,805

Appendix 2: Revenue Mix by Segment	(in millions)
	Q1 FY14			Q1 FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	368	21,903	77	320	19,066	75	15
North America		10,871	50		7,920	42	37
Europe		1,573	7		2,178	11	(28)
India		3,493	16		3,482	18	0
Russia & Other CIS		4,489	20		4,167	22	8
RoW		1,477	7		1,319	7	12
PSAI	99	5,868	21	93	5,527	22	6
North America		1,093	19		1,064	19	3
Europe		2,093	36		2,233	40	(6)
India		791	13		611	11	29
RoW		1,891	32		1,619	29	17
Proprietary Products & Others	11	679	2	14	813	3	(16)

Total	478	28,449	100	427	25,406	100	12

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: July 31, 2013	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary